SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13E-3

(Amendment No. 2)

RULE 13E-3 TRANSACTION STATEMENT
UNDER SECTION 13(E) OF THE SECURITIES EXCHANGE ACT OF 1934

CHESAPEAKE FINANCIAL SHARES, INC.
(Name of Issuer)

CHESAPEAKE FINANCIAL SHARES, INC.
(Name of Person(s) Filing Statement)

COMMON STOCK, $5.00 PAR VALUE
(Title of Class of Securities)

16517A-10-9
(CUSIP Number of Class of Securities)

Douglas D. Monroe, Jr.
Chairman and Chief Executive Officer
Chesapeake Financial Shares, Inc.
97 North Main Street
Kilmarnock, Virginia 22482
(804) 435-1181
(Name, Address and Telephone Number of Person(s) Authorized to Receive Notices
and Communications on Behalf of Person(s) Filing Statement)

Copies To:

George P. Whitley, Esq.
LeClair Ryan, A Professional Corporation
707 East Main Street, 11th Floor
Richmond, Virginia 23219
(804) 343-4089

This statement is filed in connection with (check the appropriate box):

(a)	☒ The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
(b)	☐ The filing of a registration statement under the Securities Act of 1933.
(c)	☐ A tender offer.
(d)	☐ None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

CALCULATION OF FILING FEE

Transaction Valuation(*)	Amount of Filing Fee
$2,246,859	$207

*
The filing fee was determined based upon the product of (a) the estimated 83,217 shares of common stock proposed to be acquired from shareholders in the transaction to which this Schedule 13E-3 relates and (b) the fractional interest consideration of $27.00 per share of common stock (the “Total Consideration”). Pursuant to, and as provided by, Rule 0-11(b) of the Act, the amount required to be paid with the filing of this Schedule 13E-3 equals .000092 of the Total Consideration.

☒
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $182

Form or Registration No.: Schedule 14A

Filing Party: Chesapeake Financial Shares, Inc.

Date Filed: October 17, 2002

INTRODUCTION

This Amendment No. 2 to the Rule 13e-3 Transaction Statement on Schedule 13E-3 (the “Schedule 13E-3”) is being filed by Chesapeake Financial Shares, Inc., a Virginia corporation and registered financial holding company (the “Company”), in connection with the proposed amendment to the Company’s articles of incorporation that will provide for a reverse 1-for-500 stock split followed immediately by a forward 500-for-1 stock split (the “transaction”).

The Schedule 13E-3 was initially filed with the Securities and Exchange Commission on October 17, 2002. Amendment No. 1 was filed with the Securities and Exchange Commission on December 3, 2002. This Amendment No. 2 to the Schedule 13E-3 is being filed in part to reflect (a) various revisions in the preliminary proxy materials, filed as Exhibit (a)(1) to this Amendment No. 2 to the Schedule 13E-3, to reflect a change in the structure of the going-private proposal from a merger to a reverse/forward split transaction and (b) the completion of a capital raise in which a portion of the proceeds will be used to fund the going-private transaction.

Because of a change of policy within the Virginia State Corporation Commission regarding the use of a merger in order to facilitate a going-private transaction, the Company cancelled its merger proposal in favor of a reverse/forward split structure, The reverse/forward split will incorporate the same financial terms as previously approved by the Company’s board.

The Company has completed the issuance and sale by CFS Capital Trust I, a Delaware statutory trust (the “Trust”) of an aggregate of $10,000,000 of Floating Rate TruPS® (the “Capital Securities”) of the Trust. The proceeds of the sale of the Capital Securities were used to purchase an aggregate of $10,000,000 of junior subordinated debentures issued by the Company (the “Debentures”). In connection with the Trust’s issuance of the Capital Securities, the Company entered into a Guarantee Agreement (the “Guarantee Agreement”) pursuant to which it guarantees the obligations of the Trust under the Capital Securities. A portion of the proceeds to the Company from the sale of the Debentures will be used to fund the consideration to be paid to cash-out shareholders of the Company under its proposed transaction and to cover related expenses. Copies of (i) the Placement Agreement by and between Salomon Smith Barney, Inc. and Chesapeake Financial Shares, Inc. dated December 11, 2002 (ii) the Declaration of Trust of CFS Capital Trust I dated December 6, 2002, (iii) the Amended and Restated Declaration of Trust of CFS Capital Trust I dated December 19, 2002, (iv) the Indenture dated December 19, 2002, by and between the Company and Wilmington Trust Company, as Trustee, relating to the Debentures, and (v) the Guarantee Agreement, dated December 19, 2002 are attached hereto as Exhibits (b)(3)-(b)(7), respectively.

This Amendment No. 2 to the Schedule 13E-3 is being filed with the Securities and Exchange Commission concurrently with an Amendment No. 2 to the preliminary proxy statement filed by the Company pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), pursuant to which the holders of the common stock will be given notice of a special meeting of shareholders of the Company (the “special meeting”) at which such holders will be asked to approve the proposed amendent to the Company’s articles of incorporation to effect the going-private transaction, and to transact any other business properly brought before the special meeting. The following cross reference sheet is being supplied pursuant to General Instruction F to Schedule 13E-3 and included in this Amendment No. 2 to the Schedule 13E-3. A copy of the proposed amendment is attached as Annex A to the preliminary proxy statement filed by the Company contemporaneously herewith, (including all annexes thereto, the “proxy statement”). The proxy statement is attached hereto as Exhibit (a)(1).

The information contained in the proxy statement, is hereby expressly incorporated herein by reference and the responses to each item are qualified in their entirety by reference to the information contained in the proxy statement. As of the date hereof, the proxy statement is in preliminary form and is subject to completion or amendment. This Schedule 13 E-3 will be further amended to reflect such completion or amendment of the proxy statement.

All parenthetical references under the various Items contained in this Amendment No. 2 to the Schedule 13E-3 are references to the corresponding Items contained in Regulation M-A under the Exchange Act.

ITEM 1.    SUMMARY TERM SHEET

The information set forth in the proxy statement under “Summary Term Sheet” is incorporated herein by reference.

ITEM 2.    SUBJECT COMPANY INFORMATION.

(a)    The name of the subject company is Chesapeake Financial Shares, Inc. The address of the principal executive offices of the Company is 97 North Main Street, Kilmarnock, Virginia 22482. The Company is a registered financial holding company under the Bank Holding Company Act of 1956, as amended. The information set forth in the proxy statement under “Summary Term Sheet—The Parties” and “The Parties” is incorporated herein by reference.

(b)    The information set forth in the proxy statement under “Summary Term Sheet—Vote Required; Record Date” and “The Special Meeting—Who Can Vote at the Meeting” is incorporated herein by reference.

(c)-(d)    The information set forth in the proxy statement under “Financial Information—Market Prices and Dividend Information” is incorporated herein by reference.

(e)    Not applicable.

(f)    The information set forth in the proxy statement under “Financial Information—Chesapeake Common Stock Purchase Information” is incorporated herein by reference.

ITEM 3.    IDENTITY AND BACKGROUND OF FILING PERSON.

(a)-(c)    The information set forth under “Notice of Special Meeting of Shareholders,” “The Parties” and “The Parties—Directors and Officers of Chesapeake” is incorporated herein by reference.

During the last five years, neither the Company nor, to its knowledge, any of the directors or executive officers thereof has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree, or final order enjoining further violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of those laws.

ITEM 4.    TERMS OF THE TRANSACTION.

(a)    The following information is incorporated by reference from the proxy statement: “Summary Term Sheet,” “Special Factors—Background of the Transaction” “Special Factors—Purpose and Reasons for the Transaction,” “The Special Meeting—Vote Required,” “Special Factors—Certain Effects of the Transaction,” “Special Factors—Effect of the Transaction on Shareholders,” “Special Factors—Anticipated Accounting Treatment,” and “Special Factors—U.S. Federal Income Tax Consequences.”

(c)    The information set forth in the proxy statement under “Summary Term Sheet,” “Special Factors—Background of the Transaction,” “Special Factors—Certain Effects of the Transaction” and “The Proposed Amendment—Conversion of Shares in the Transaction” is incorporated herein by reference.

(e)    The information set forth in the proxy statement under “Special Factors—Recommendation of the Board of Directors; Fairness of the Transaction Proposal” is incorporated herein by reference.

(f)    Not applicable.

ITEM 5.    PAST CONTRACTS, TRANSACTIONS OR NEGOTIATIONS.

(a)    None.

(b)-(c)    The information set forth in the proxy statement under “Special Factors—Background of the Transaction” and “Special Factors—Conduct of Chesapeake’s Business After the Transaction” is incorporated herein by reference.

(e)    None.

ITEM 6.    PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(b)    The information set forth in the proxy statement under “Special Factors—Conduct of Chesapeake’s Business After the Transaction” is incorporated herein by reference.

(c)    The information set forth in the proxy statement under “Summary Term Sheet,” “Special Factors—Background of the Transaction,” “Special Factors—Conduct of Chesapeake’s Business After the Transaction,” “Special Factors—Certain Effects of the Transaction,” “Financial Information—Market Prices and Dividend Information” is incorporated herein by reference.

ITEM 7.    PURPOSE(S), ALTERNATIVES, REASONS AND EFFECTS.

(a)    The information set forth in the proxy statement under “Summary Term Sheet,” “Special Factors—Background of the Transaction,” and “Special Factors—Purpose and Reasons for the Transaction” is incorporated herein by reference.

(b)    The information set forth in the proxy statement under “Special Factors—Background of the Transaction” is incorporated herein by reference.

(c)    The information set forth in the Proxy Statement under “Summary Term Sheet,” “Special Factors—Background of the Transaction,” and “Special Factors—Purpose and Reasons for the Transaction” is incorporated herein by reference.

(d)    The information set forth in the proxy statement under “Special Factors—Certain Effects of the Transaction,” “Special Factors—Effect of the Transaction on Shareholders,” “Special Factors—U.S. Federal Income Tax Consequences,” and “Special Factors—Conduct of Chesapeake’s Business After the Transaction” is incorporated herein by reference.

ITEM 8.    FAIRNESS OF THE TRANSACTION.

(a)-(e)    The information set forth in the proxy statement under “Summary Term Sheet,” “Special Factors—Background of the Transaction,” and “Special Factors—Purpose and Reason for the Transaction,” “Special Factors—Recommendation of the Board of Directors; Fairness of the Transaction” and “Special Factors—Opinion of the Financial Advisor” is incorporated herein by reference.

(f)    Not applicable

ITEM 9.    REPORTS, OPINION, APPRAISALS, AND CERTAIN NEGOTIATIONS

(a)-(b)    The information set forth in the proxy statement under “Special Factors—Background of the Transaction,” “Special Factors—Recommendation of the Board of Directors; Fairness of the Transaction Proposal,” and “Special Factors—Opinion of the Financial Advisor” is incorporated herein by reference.

(c)    The information set forth in the proxy statement under “Special Factors—Opinion of the Financial Advisor” is incorporated herein by reference.

ITEM 10.    SOURCE AND AMOUNTS OF FUND OR OTHER CONSIDERATION.

(a)-(b)    The information set forth in the proxy statement under “Special Factors—Certain Effects of the Transaction—Financial Effects of the Transaction; Financing of the Transaction” is incorporated herein by reference.

(c)    The information set forth in the proxy statement under “Special Factors—Fees and Expenses of the Transaction,” and “Financial Information—Pro Forma Financial Statements” is incorporated herein by reference.

(d)    The information set forth in the proxy statement under “Special Factors—Certain Effects of the Transaction—Financial Effects of the Transaction; Financing of the Transaction” is incorporated herein by reference.

ITEM 11.    INTERESTS IN SECURITIES OF THE SUBJECT COMPANY.

(a)    The information set forth in the proxy statement under “The Parties—Beneficial Ownership of Securities of Chesapeake” is incorporated herein by reference.

(b)    Not applicable.

ITEM 12.    THE SOLICITATION OR RECOMMENDATION.

(d)-(e)    The information set forth in the proxy statement under “Special Factors—Recommendation of the Board of Directors; Fairness of the Transaction” is incorporated herein by reference.

ITEM 13.    FINANCIAL STATEMENTS.

(a)    The audited financial statements and unaudited interim financial statements are incorporated in the proxy statement from the Company’s Annual Report on Form 10-KSB for the year ended December 31, 2001 and Quarterly Report on Form 10-QSB for the quarter ended September 30, 2002. The information in the proxy statement referred to in “Documents Incorporated by Reference” and “Where You Can Find More Information” is incorporated herein by reference.

Chesapeake does not calculate a ratio of earnings to fixed charges in its regularly prepared financial statements.

(b)    The information set forth in the proxy statement under “Financial Information—Pro Forma Consolidated Financial Statements” is incorporated herein by reference.

ITEM 14.    PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

(a)-(b)    The information set forth in the proxy statement under “The Special Meeting—Solicitation of Proxies” is incorporated herein by reference.

ITEM 15.    ADDITIONAL INFORMATION.

The information contained in the Proxy Statement, including all appendices attached thereto, is incorporated herein by reference.

ITEM 16.    MATERIAL TO BE FILED AS EXHIBITS.

Item 16 is amended and supplemented to reflect the amendment of Exhibit (a)(1) and the addition of Exhibits (b)(3) through (b)(7), each of which amended or supplemental exhibits is filed herewith.

(a)(1)    Amendment No. 2 to Preliminary Proxy Statement on Schedule 14A of the Company, as filed with the Securities and Exchange Commission on January 23, 2003.

(b)(3)    Placement Agreement by and between Salomon Smith Barney, Inc. and Chesapeake Financial Shares, Inc. dated December 11, 2002, providing for Salomon Smith Barney, Inc. to serve as exclusive placement agent in the placement of up to an aggregate principal amount of $10 million of the Company’s trust preferred securities, the proceeds of which will be used for general corporate purposes and to finance the proposed going-private transaction.

(b)(4)    Declaration of Trust of CFS Capital Trust I dated December 6, 2002.

(b)(5)    Amended and Restated Declaration of Trust of CFS Capital Trust I dated December 19, 2002. Attached as an exhibit is the form of debenture.

(b)(6)    Indenture dated December 19, 2002, by and between the Company and Wilmington Trust Company, as Trustee, relating to the Debentures. Attached as an exhibit is the form of floating rate junior subordinated debt security due 2033.

(b)(7)    Guarantee Agreement dated December 19, 2002.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

CHESAPEAKE FINANCIAL SHARES, INC.

Dated: January 23, 2003	By:	/S/ DOUGLAS D. MONROE, JR.
Douglas D. Monroe, Jr. Chairman and Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description

(a)(1)	Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A of the Company, as filed with the Securities and Exchange Commission on January 23, 2003.

(b)(3)
Placement Agreement by and between Salomon Smith Barney, Inc. and Chesapeake Financial Shares, Inc. dated December 11, 2002, providing for Salomon Smith Barney, Inc. to serve as exclusive placement agent in the placement of up to an aggregate principal amount of $10 million of the Company’s trust preferred securities, the proceeds of which will be used for general corporate purposes and to finance the proposed going-private transaction.

(b)(4)	Declaration of Trust of CFS Capital Trust I dated December 6, 2002.

(b)(5)	Amended and Restated Declaration of Trust of CFS Capital Trust I dated December 19, 2002. Attached as an exhibit is the form of debenture.

(b)(6)
Indenture dated December 19, 2002, by and between the Company and Wilmington Trust Company, as Trustee, relating to the Debentures. Attached as an exhibit is the form of floating rate junior subordinated debt security due 2033.

(b)(7)	Guarantee Agreement dated December 19, 2002.